[LOGO OF ESSENTIAL GROUP, INC.]

December 15, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 30, 2005 (the “Form 10-K”)

File No. 005-77938

Dear Mr. Rosenberg:

We have received the comments of the Staff contained in the letter dated November 15, 2005 relating to Essential Group, Inc.’s Form 10-K. Based on our recent conversation with the Staff, we expect to respond to the Staff on or about December 23, 2005. If you have questions or concerns about this matter, please contact the undersigned at (847) 855-7507.

Sincerely,

/s/ Dennis N. Cavender
Dennis N. Cavender
Executive Vice President, Chief Financial Officer and Secretary

cc:	Tabatha Akins

Oscar Young

Timothy J. Melton

1325 Tri-State Parkway • Suite 300 • Gurnee, IL 60031

847.855.7676 • Fax 847.855.9676 • www.essentialgroupinc.com